   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1997

                                                      REGISTRATION NO. 333-33091

================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                         --------------------------

                                AMENDMENT NO. 1
                                       TO


                                  FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         --------------------------

                            PHOENIX NETWORK, INC.
           (Exact name of registrant as specified in its charter)

         DELAWARE                              4813                  84-0881154
(State or other jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification No.)

                              1687 COLE BOULEVARD
                               GOLDEN, CO  80401
                                 (303) 205-3500
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               WALLACE M. HAMMOND
                                   PRESIDENT
                             PHOENIX NETWORK, INC.
                              1687 COLE BOULEVARD
                               GOLDEN, CO  80401
                                 (303) 205-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With Copies to:
                            ERNEST J. PANASCI, ESQ.
                            KEVIN G. O'CONNELL, ESQ.
                    SLIVKA ROBINSON WATERS & O'DORISIO, P.C.
                          1099 18TH STREET, SUITE 2600
                             DENVER, COLORADO 80202
                                 (303) 297-2600
                              (303) 297-2750 (FAX)

                         --------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                        CALCULATION OF REGISTRATION FEE


================================================================================

                                          Amount      Proposed Maximum    Proposed Maximum        Amount of
        Title of Each Class of            to be        Offering Price         Aggregate         Registration
      Securities to be Registered       Registered        Per Share        Offering Price            Fee
--------------------------------------------------------------------------------------------------------------
 Common Stock, $.001 par value           4,387,500       $1.21875(1)   $5,347,265.625(1)     $1,620.38
--------------------------------------------------------------------------------------------------------------
 Common Stock underlying Warrants          112,500          $2.00            $225,000           $68.18
--------------------------------------------------------------------------------------------------------------
       Total                                                           $5,572,265.625
--------------------------------------------------------------------------------------------------------------
       TOTAL REGISTRATION FEE                                                                   $1,688(2)
==============================================================================================================



(1) Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on the American Stock Exchange on September 8, 1997.



(2) A registration fee of $1,435 was previously paid in connection with the initial filing.


                      ---------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS

                                4,500,000 SHARES


                              PHOENIX NETWORK INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                       ----------------------------------


         This Prospectus relates to the public offering, which is not being underwritten, of 4,500,000 shares (the "Shares") of Common Stock of Phoenix Network, Inc. ("Phoenix" or the "Company"). The Shares may be offered by certain stockholders of the Company (the "Selling Stockholders") from time to time in transactions on the American Stock Exchange, in negotiated transactions or otherwise, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution." The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker might be in excess of customary commissions). To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement.


         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders in excess of $10,000) in connection with the registration of the Shares being offered by the Selling Stockholders.

         INVESTMENTS IN THE SHARES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN PHOENIX COMMON STOCK.

         The Common Stock of the Company is traded on the American Stock Exchange under the trading symbol "PHX."

                      ----------------------------------

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                      ----------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ----------------------------------


               The date of this Prospectus is September 12, 1997

                             AVAILABLE INFORMATION

         Phoenix is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed and traded on the American Stock Exchange (the "AMEX"). Reports, proxy statements and other information concerning Phoenix may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

         Phoenix has filed with the SEC a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Company's Common Stock being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHOENIX NETWORK, INC.'S PRINCIPAL EXECUTIVE OFFICES AT 1687 COLE BOULEVARD, GOLDEN, COLORADO 80401 ATTENTION: JON BEIZER, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE (303) 205-3500.

         Phoenix will provide without charge to each person, upon the written or oral request of any such person, a copy of any and all of the documents referred to below which have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

         The following documents previously filed by Phoenix with the SEC pursuant to the Exchange Act are incorporated herein by reference:

                 (a) Phoenix's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as amended on Forms 10-K/A;


                 (b) Phoenix's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, as amended on Forms 10-Q/A, and June 30, 1997;



                 (c) Phoenix's Current Reports on Form 8-K dated January 23, 1997, April 25, 1997, July 10, 1997, July 17, 1997 and September 2,
         1997;


                 (d) The description of Phoenix's Common Stock which is contained in Phoenix's Registration Statement on Form 10, filed August 7, 1989 (File No. 0-17909) including any amendment or report filed for the purpose of updating such description.

         All documents filed by Phoenix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Statements contained in this Prospectus or in any document incorporated into this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         Any statement contained in a document incorporated or deemed to`````` be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made thereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made to the particular discussions set forth under "THE COMPANY." In connection with forward-looking statements which appear in these disclosures, prospective investors should carefully review the factors set forth in this Prospectus under "RISK FACTORS--Need to Deploy and Load a Network; Need for Additional Capital," "--Possible Acquisitions; Need for Additional Capital," "--Need to Successfully Integrate Mergers and Acquisitions," "--Management of Rapid Growth," "--Ability to Successfully Implement New Billing and Customer Care Platform," "--Reliance on Switching Service Providers; Risks Associated with Network Deployment," "--Ability to Successfully Develop New Products and Enter New Markets" and "--Customer Attrition."

                                  THE COMPANY

GENERAL

         Phoenix is a facilities-based reseller of telecommunications services which sells to residential accounts and small to medium-sized commercial accounts. The Company signs up customers for long distance and other telecommunications services and places them either on its own network or on the network of the nation's largest facilities based carriers. In addition to basic long distance service, Phoenix offers 800 numbers, calling cards, conference calling, debit cards, private lines, dedicated circuits, international callback and internet access.

         During the latter half of 1995, Phoenix embarked on an acquisition strategy with the stated goal of acquiring companies which could either add new products to Phoenix's product portfolio or whose customer base and sales organization would represent a profitable investment. During 1995, Phoenix acquired Bright Telecom, L.P., a small international call-back provider and Tele-Trend Communications, LLC, a Denver-based switchless reseller. During 1996, Phoenix acquired Automated Communications, Inc., a Denver facilities-based reseller and AmeriConnect, Inc., an Overland Park-based switchless reseller. Phoenix will continue to pursue acquisitions of companies which could add profitable products or customer bases. To fund acquisitions, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities substantial dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to Phoenix, if at all.

RECENT DEVELOPMENTS





         The Company experienced a loss of $5.7 million for the six months ended June 30, 1997. Revenues decreased to $41,280,046 compared with revenues of $53,604,952 for the comparable period of the prior year. The decrease was primarily due to a 10.2% decrease in the average revenue per minute due to the Company's customers utilizing more competitively priced services offered by the Company over the past year. In addition, for the six month period ended June 30, 1997, selling, general and administrative expenses have increased as a percentage of revenue by 6.3% over the comparable period of the prior year.



         In April 1997, the Company filed a Summons and Complaint in the Circuit Court for Palm Beach County, Florida against Alpha Digital Technology, a former customer ("Alpha Digital"), seeking to recover for services rendered in the amount of approximately $560,000. That litigation is inactive because the Company has been unable to effect service of process on Alpha Digital. The Company plans to file a Summons and Complaint in the Circuit Court for Hillsborough County, Florida against Classic Personnel Services, Inc. d/b/a World Placement Services, a former customer ("World Placement"), seeking to recover for services rendered in the amount of approximately $486,000, although service of process problems are also expected. No revenue has been recorded related to these amounts. It is unlikely that the actions against Alpha Digital and World Placement, if pursued, will be successful because, to date, efforts to locate the defendants have been unsuccessful and the defendants may never be found and/or may not be financially viable. The Company has incurred approximately $510,000 in carrier costs related to services provided to Alpha Digital and World Placement in the second quarter ended June 30, 1997.



         On August 13, 1997, the Company entered into a definitive agreement providing for the merger of the Company with and into MIDCOM Communications Inc. ("Midcom") with Midcom as the surviving entity. In addition, on August 13, 1997, the Company entered into definitive agreements to purchase substantially all of the assets of Trans National Communications, Inc. and to acquire, pursuant to a plan of reorganization, substantially all of the assets of Trans National Communications International, Inc. See the Company's Current Report on Form 8-K, as filed with the SEC on September 2, 1997, and the exhibits thereto.



         The Company's executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401, telephone: (303) 205-3500.

                                  RISK FACTORS



         In evaluating Phoenix's business, prospective investors should consider carefully the following risk factors in addition to the other information contained or incorporated by reference in this Prospectus.



         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below as well as those discussed in reports filed with the SEC by Phoenix.



         NEGATIVE CASH FLOW FROM OPERATIONS. For the years ended December 31, 1995 and 1996, the Company's consolidated loss before interest expense, income taxes, depreciation and amortization, loss on abandonment of fixed assets, aborted bond offering expenses and relocation expense was $148,000 and $5.1 million, respectively. The Company's ability to achieve positive cash flow from operations will be dependent primarily upon the successful implementation of the Company's business strategy, which relies largely upon the Company's ability to increase cash flow through acquisitions and decrease average line costs by merging with a company operating its own long distance network system, consisting of leased and/or owned switching equipment in major metropolitan areas and leased transmission facilities between these switches. In furtherance of this strategy, the Company currently intends to merge (the "Midcom Merger") with Midcom, a Southfield, Michigan-based interexchange carrier ("IXC") that operates or plans to operate in the near future six switches leased or acquired by it. There can be no assurance that the Company will be able to consummate its merger with Midcom or another IXC or that such a merger would result in lower line costs. In addition, merging with Midcom involves a number of additional risks associated with operation of the business of such merger partner. See "-Special Risks Associated with Midcom Merger." Additional factors, such as those discussed below and the future actions of competitors and regulators, many of which are beyond the control of the Company, may impact the ability of the Company to effect and/or realize the benefits of its business strategy. There can be no assurance that the Company will be successful in improving its cash flow.



         HISTORY OF OPERATING LOSSES; ANTICIPATED FUTURE LOSSES. Phoenix sustained operating losses of $1.9 million, $1.4 million and $12.3 million in the years ended December 31, 1993, 1995 and 1996, respectively, and operating income of only $2,000 for the year ended December 31, 1994. Phoenix expects to continue to incur operating losses for the foreseeable future due to the high amortization of goodwill charges resulting from acquisitions and increased competitiveness in the telecommunications industry. In addition, Midcom has experienced significant losses since its inception and anticipates experiencing additional losses in the future. See "-Special Risks Associated with Midcom Merger." Accordingly, consummation of the Midcom Merger may increase losses experienced by the combined Phoenix/Midcom entity (sometimes referred to herein as the "combined entity").



         Due to the increase in new competitors, the overall decline in retail rates and price sensitivity in the telecommunications industry, the Company's customer churn, bad debt and new customer acquisition costs have increased over the last two years. Competitive pricing has resulted in a decrease in the Company's average revenue per minute and lower gross margins. In addition, while the Company's selling, general and administrative expenses ("SG&A") have decreased in the six month period ended June 30, 1997 as compared to the same period of the prior year, as a percentage of revenues SG&A have increased. Moreover, following the Midcom Merger, SG&A of the combined entity, as a percentage of revenues of the combined entity, would likely be substantially greater than for the Company alone.



         To finance its operations, Phoenix has a line of credit facility of up to $10.0 million under the Amended and Restated Loan and Security Agreement with Foothill Capital Corporation (the "Credit Facility") and may incur additional indebtedness from time to time subject to restrictions in the Credit Facility. If Phoenix cannot achieve operating profitability, it may have difficulty in attracting equity capital or other financing, and the value of its Common Stock may be adversely affected, which may limit the ability of Phoenix to use its Common Stock to make future acquisitions. This, in turn, could negatively affect Phoenix's ability to successfully implement its business strategy.



         NEED TO DEPLOY AND LOAD A LONG DISTANCE NETWORK; NEED FOR ADDITIONAL CAPITAL. Phoenix's strategy includes merging with a company operating its own switch network as a means of lowering line costs. Originally,

Phoenix had intended to merge with US ONE Communications Corp. to achieve this objective, but such proposed merger has been abandoned. See the Company's Current Reports on Form 8-K, as filed with the SEC on April 25, 1997, July 10, 1997 and July 17, 1997, and the respective exhibits thereto. The Company has since entered into an agreement to merge with Midcom. There can be no assurance that Phoenix will be able to consummate the Midcom Merger, or that the combined entity can effectively and profitably integrate such a network into its operations.



         Phoenix has projected a need for additional working capital to fund operating losses and working capital requirements. Furthermore, the Midcom Merger, if consummated, would substantially increase the combined entity's needs for capital. Midcom has projected a need for substantial additional amounts of capital in 1997 to fund operating losses, working capital requirements and capital expenditures relating to deployment of its switches and for other purposes. See "-Special Risks Associated with Midcom Merger." The exact amount and timing of these capital requirements is unknown. To raise additional required capital, Phoenix (or the combined entity following consummation of the Midcom Merger) may be required to incur additional indebtedness to banks and other financial institutions and to issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities, dilution to stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that the Company (or the combined entity) will be able to generate or raise sufficient capital on terms acceptable to it to enable it to implement its business plan or pursue additional revenue opportunities. If the Company (or the combined entity following consummation of the Midcom Merger) is unable to generate or raise sufficient capital on acceptable terms, it may be forced to curtail operations, dispose of assets or seek extended payment terms from its vendors and other creditors. Such events would materially affect the value of the Company's securities.



         Furthermore, development (through acquisition or merger, including the Midcom Merger) and operation of a long distance network would subject the Company and its stockholders to substantial additional risks associated with the operation of such business. Although the Company's strategy of acquiring or merging with a company operating its own long distance network is intended to enhance long-term profitability, consummation of an acquisition or merger in furtherance of such strategy may negatively impact Phoenix's operating results, particularly during the periods immediately following consummation thereof.



         POSSIBLE ACQUISITIONS; NEED FOR ADDITIONAL CAPITAL. As part of its business strategy, Phoenix intends to pursue acquisitions of companies that could add profitable products or customer bases. With respect to any future acquisition, there can be no assurance that Phoenix will be able to locate or acquire suitable acquisition candidates, or that any companies or customer bases that are acquired can be effectively and profitably integrated into Phoenix. The success of Phoenix's acquisition strategy is dependent on a number of factors, many of which are not in Phoenix's control, including (i) Phoenix's ability to identify attractive acquisition candidates; (ii) Phoenix's ability to negotiate terms for such acquisitions that are favorable to Phoenix; (iii) the timely completion of any agreed upon acquisitions; (iv) the successful integration of the acquired businesses into Phoenix's existing business; and
(v) the ability of Phoenix to retain the acquired customers and sales personnel after completion of the acquisition. The ability of Phoenix to transmit the long distance calls of customers of acquired businesses on Phoenix's planned long distance network may be affected by the terms of existing agreements of such acquired businesses with facilities-based carriers, which could limit the economic benefit of the migration of this traffic volume to a lower cost network while such agreements are in effect. While Phoenix believes it can acquire companies at favorable prices, there can be no assurance that Phoenix will be able to do so or that intense competition for such companies will not develop among certain of Phoenix's competitors. Additionally, although acquisitions will be made with the intent of enhancing Phoenix's long-term profitability, they may negatively impact Phoenix's operating results, particularly during the periods immediately following the acquisition. To fund acquisitions, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities, substantial dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to Phoenix, if at all.



         Phoenix has recently entered into agreements to acquire (the "TNC Acquisition") certain assets and assume certain liabilities from three affiliated companies relating to the sale and resale of long distance telephone service of

Trans National Communications, Inc. ("TNC Inc."), Trans National Communications International, Inc. ("TNC International"), and Trans National Group Services International, Inc. ("TNC Services" and, together with TNC Inc. and TNC International, are collectively referred to as "TNC"). TNC has no minimum commitments with vendor carriers, giving Phoenix the flexibility to transition TNC's traffic onto a lower-cost switch network when it becomes available. Consideration to be paid to TNC consists of approximately 5,164,000 shares of the Common Stock of Phoenix, assumption of certain indebtedness in satisfaction of the obligations of TNC Inc. to Sprint Corporation and Sprint Communication Company LP, and assumption of certain other liabilities. The TNC Acquisition is subject to a condition precedent that all conditions to Phoenix's and Midcom's obligations to consummate the Midcom Merger shall have been satisfied, and certain other customary conditions precedent.



         NEED TO SUCCESSFULLY INTEGRATE MERGERS AND ACQUISITIONS. Phoenix must be able to rapidly and effectively integrate the businesses of merged and acquired ("acquired") companies with its own in order to successfully implement its business strategy, including, without limitation, the Midcom Merger and the TNC Acquisition. The successful integration of acquired businesses is dependent on a number of factors, including minimizing the costs of assimilating the operations and personnel of the acquired business with Phoenix's, minimizing customer attrition following the acquisition, avoiding disruption of Phoenix's ongoing business, including the distraction of management from day-to-day operations, maximizing the potential of any acquired products or services, eliminating duplicative costs and maintaining uniform standards, controls, procedures and policies. Phoenix will be required to assess and manage the obligations of acquired companies, including contingent liabilities which may be difficult to quantify. The management information systems ("MIS systems"), including the billing systems, of the acquired companies may be different from those of Phoenix's, may be subject to existing contracts with third party providers and typically must be integrated into Phoenix's. To the extent Phoenix acquires businesses in which its management has no prior experience, Phoenix may be dependent on the management of the acquired business.



         POSSIBLE VOLATILITY OF STOCK PRICE; POTENTIAL DILUTIVE EFFECT OF MIDCOM MERGER. The market price of Phoenix's Common Stock has, in the past, fluctuated substantially over time and may in the future be highly volatile. Factors such as announcements of rate changes for various carriers and/or vendors, technological innovation or new products or service offerings by Phoenix or its competitors, as well as market conditions in the telecommunications industry generally and variations in Phoenix's operating results, could cause the market price of Phoenix's Common Stock to fluctuate substantially. Because the public float for Phoenix's Common Stock is small, additional volatility may be experienced.



         If consummated, the Midcom Merger would result in holders of Phoenix's Common Stock receiving a number of shares of Midcom common stock determined in accordance with a formula set forth in the agreement governing such Merger. Phoenix's obligation to consummate the Midcom Merger is subject to a number of conditions, including a condition that the average closing bid price for shares of the common stock of Midcom as traded on the NASDAQ Stock Market for the ten trading days prior to the closing date of such merger shall not be less than $5.75. Other than the foregoing condition, the obligation of Phoenix to consummate the Midcom Merger, and the conversion ratio of shares of Midcom common stock to Phoenix Common Stock, do not vary with variations in the relative public trading prices of the two stocks. Accordingly, due to fluctuations in such prices, the Midcom Merger, if consummated, could have a dilutive effect on the value of shares of Phoenix Common Stock.



         SUBSTANTIAL LEVERAGE. The Company may incur up to $10.0 million of indebtedness under the Credit Facility and may incur additional indebtedness from time to time subject to restrictions in the Credit Facility. The level of the Company's indebtedness could have adverse consequences, including the effect of such indebtedness on (i) the Company's ability to fund internally, or obtain additional debt or equity financing in the future for, acquisitions, working capital, operating losses, capital expenditures and other purposes;
(ii) the Company's flexibility in planning for or reacting to changes in its business and market conditions; (iii) the Company's flexibility to compete with less highly leveraged competitors, particularly in the area of price competition; and (iv) the Company's financial vulnerability in the event of a downturn in its business or the general economy.



         The Company's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by the successful implementation of its business strategy and financial, business and other factors, certain of which are beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be required to sell assets, obtain additional equity capital, restructure its debt and/or reduce or delay capital expenditures. In such event, the Company could face substantial liquidity problems, and there can be no assurance as to the success of such measures or the proceeds that the Company could realize therefrom.



         CREDIT FACILITY COVENANTS. From time to time the Company has been, and is currently, in violation of certain of its covenants in the Credit Facility. The Company has in the past received waivers of its violations of these covenants. In the future, should the Company violate, or have a continuing violation of, any of the covenants constituting an event of default under the Credit Facility, there can be no assurance that it will receive a waiver of such violation. Under the terms of the Credit Facility, upon the occurrence of an event of default, the lender may, among other things, declare all amounts outstanding under the Credit Facility immediately due and payable, cease advancing money or extending credit to the Company and/or, during the continuance of an event of default, increase the interest rate on amounts outstanding under the Credit Facility. If the lender were to exercise certain of the remedies available to it upon an event of default, the Company may need to obtain an alternate source of financing. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such alternate financing will be available on terms acceptable to the Company, if at all. If Phoenix is unable to meet its obligations under the Credit Facility, its operations and financial condition could be materially adversely affected.



         If the Midcom Merger is consummated, the combined entity may also be subject to the financial covenants contained in Midcom's current credit facility or a new credit facility entered into by the combined entity. Midcom has, from time to time, been in violation of certain of its covenants in its
credit facility which to date have been waived by the lender.   If Midcom's
lender were to exercise certain of the remedies available to it upon a future event of default, or refuse to allow assignment of such credit facility, Midcom (or the combined entity following the Midcom Merger) may need to obtain an alternate source of financing. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such alternate financing will be available on terms acceptable to Midcom (or the combined entity), if at all. If Midcom (or the combined entity) is unable to meet its obligations under Midcom's present, or any new, credit facility, its operations and financial condition could be materially adversely affected.



         COMPETITION. The telecommunications services industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. It is characterized by low barriers to entry (e.g., the major facilities-based carriers' bulk rate tariffs are available to a wide range of potential market entrants), intense competition for customers and high customer churn rates. Competition on the basis of price, service offerings, and customer service is expected to increase in the future.



         Furthermore, the Telecommunications Act of 1996 (the "1996 Act") can be expected to increase competition in the domestic long distance market as the Regional Bell Operating Companies ("RBOCs") begin providing both in-region and out-of-region long distance service. The RBOCs may build their own national networks, resell telecommunications services of others, lease facilities from others or acquire smaller domestic long distance service providers. To the extent that the RBOCs enter the domestic long distance market by acquiring other long distance providers, the domestic long distance service industry may consolidate.



         Certain of Phoenix's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Phoenix, control transmission lines and have long-standing relationships with Phoenix's target customers. Phoenix competes with the same facilities-based carriers from whom Phoenix procures bulk-rate services. Certain of Phoenix's competitors are able to provide services comparable to or more extensive than Phoenix's at rates competitive with Phoenix's rates.



         Phoenix competes with the principal long distance carriers, AT&T Corporation ("AT&T"), MCI Communications Corp. ("MCI"), and Sprint Corporation ("Sprint") as well as with other major providers of long distance services, including Frontier Communications (a subsidiary of Frontier Corporation), and LDDS/WorldCom, Inc. and its subsidiaries, including WilTel ("LDDS/WorldCom"). Moreover, as a result of Congress' recent enactment of the 1996 Act, the nation's largest local telephone companies (i.e., the RBOCs) and the General Telephone and

Electronics operating companies (collectively "GTE"), energy utilities, cable television companies, competitive local exchange carriers ("CLECs") such as MFS Communications Company, Inc., and other entities will also be allowed to provide long distance service in the near future subject to various regulatory requirements and safeguards. An increase in such competition could have a material adverse effect on Phoenix's (and, following the Midcom Merger, the combined entity's) business, financial condition and results of operations, including higher customer attrition.



         There can be no assurance that Phoenix (or, following the Midcom Merger, the combined entity) will be able to compete successfully in the future. Phoenix intends to compete in the long distance market on the basis of price, service offerings and customer service. Phoenix's (and the combined entity's) ability to compete on the basis of price is dependent on consummation of the Midcom Merger, and its ability to implement its business strategy, including deployment of Midcom's planned switches and securing volume-discount pricing from vendor carriers. The same volume-discount pricing that Phoenix and Midcom presently utilize is available to current and potential competitors, and current and potential competitors could lease or build networks in order to lower line costs. As a result, there are no substantial barriers to the entry of additional competitors into the field. Furthermore, to the extent such competitors acquire or develop facilities-based long distance and/or local dial tone networks, such competitors may be able to offer rates as low as or lower than those available from Phoenix (or the combined entity following the Midcom Merger).



         Phoenix's competitors may reduce rates or offer incentives to existing and potential customers of Phoenix (or the combined entity following the Midcom Merger), whether caused by general competitive pressures or the entry of the RBOCs, GTE and other local exchange carriers ("LECs") into the long distance market. Phoenix has historically attracted customers by pricing its services at a discount to the basic "1 plus" rates offered by AT&T, MCI and Sprint. These and other large long distance providers are offering an increasing number of flat rate and other rate plans in addition to basic service, and these plans are likely to result in a reduction in the number of long distance customers using basic "1 plus" rates. Because Phoenix believes that to maintain its competitive position it must be able to reduce its prices in order to maintain its relative price position in the market, a decrease in the rates charged by others for long distance services could have a material adverse effect on Phoenix's business, results of operations and financial condition.



         In addition, in certain instances LECs have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges (i.e., charges to connect to an originating or terminating telephone using the switches and transmission lines of the LEC) and other rates in areas where adequate competition has emerged. As LECs become free to set rates and to provide discounts to high-volume customers, the ability of competitors that are substantially larger than Phoenix (or the combined entity following the Midcom Merger) to obtain volume discounts for access and termination charges could adversely affect it by reducing the operating costs of its larger competitors. In particular, it is expected that the largest players in the long distance market, such as AT&T, MCI, Sprint and LDDS/WorldCom will be able to guarantee substantially larger volumes to LECs than will Phoenix (or the combined entity). As deregulation of the local exchange market occurs, LECs may be willing to grant large IXCs significant discounts in return for guarantees of volume. There can be no assurance that Phoenix (or the combined entity) will be able to obtain similar discounts.



         MANAGEMENT OF RAPID GROWTH. Phoenix's strategy to acquire or merge with a company operating its own long distance switch network and to grow through additional acquisitions and enter new markets will place additional demands upon Phoenix's (and, following the Midcom Merger, the combined entity's) management and its customer service, sales, marketing and administrative resources. Such growth will result in an increased level of responsibility for both existing and new management personnel. Phoenix (and, if the Midcom Merger is consummated, the combined entity) will be required to implement and improve its operating and financial systems and controls and to attract, retain, train and manage new employees. Management will be required to manage the day-to-day operations of Phoenix's current long distance service while pursuing possible acquisitions, developing and introducing new products and services, and integrating the Midcom Merger (if consummated). If Phoenix is unable to meet the demands of expected growth, its operations and financial condition could be materially adversely affected.



         ABILITY TO SUCCESSFULLY IMPLEMENT NEW MIS SYSTEMS. Primarily as a result of previous acquisitions, Phoenix currently uses seven distinct billing systems. In addition, Midcom uses one or more distinct billing systems, and it is likely that any businesses acquired pursuant to Phoenix's acquisition strategy will also have partially or completely distinct billing systems. Phoenix believes such billing systems must be integrated into a unified system. There can be no assurance that any such new MIS System can be successfully installed, integrated or operated, and any difficulties in the installation, integration and operation thereof could adversely affect Phoenix's ability to generate timely billing information and management reports.



         DEPENDENCE ON INDEPENDENT DISTRIBUTORS. Like many other companies in the telecommunications industry, Phoenix relies on independent distributors for a significant percentage of its new business sales. While Phoenix devotes significant resources on training and building relationships with these distributors, they are independent contractors who, in some instances, also do business with other telecommunications providers. Phoenix has only a limited degree of control over the operations of these distributors and adherence by the distributors to Company policies and procedures.



         ABILITY TO SUCCESSFULLY DEVELOP NEW PRODUCTS AND ENTER NEW MARKETS. Phoenix believes that offering a full range of telecommunications products and services will be crucial for it to remain competitive and attract and retain customers. Phoenix's strategy includes offering local dial tone service, either utilizing the capabilities of Midcom following consummation of the Midcom Merger, or reselling the wholesale dial tone product of a switching service provider or other outside vendor. In either event, local dial tone service is an area in which Phoenix and Midcom have no experience. The costs of providing such service and the related increased customer service support and marketing costs could be substantial.



         In addition, in pursuing its acquisition strategy Phoenix may acquire companies with lines of businesses in which Phoenix has no experience. Entry into new markets entails risks associated with the state of the market, competition from companies in those markets and increased selling and marketing expenses. There can be no assurance that Phoenix's new products or services will improve its operating results.



         DEPENDENCE ON SERVICE PROVIDERS. Presently, substantially all of the long distance calls made by Phoenix's customers are transmitted entirely or partially on the networks of facilities-based carriers that compete with Phoenix, including LDDS/WorldCom, Sprint and Frontier. For the foreseeable future, Phoenix (and the combined entity if the Midcom Merger is consummated) will be dependent on their ability to obtain bulk-rate long distance transmission capacity from such vendor carriers on a cost-effective basis. Phoenix is (and the combined entity would be) vulnerable to changes in its arrangements with such carriers, such as price increases and service cancellations. Phoenix's current agreement with Sprint expires in September 1998 and requires Phoenix to pay minimum usage fees of $20 million during the term of the contract, of which at least $12 million must be spent in the first twelve months of the contract. Phoenix's current agreement with LDDS/WorldCom, which became effective in August 1996 and expires in May 1999, obligates Phoenix to pay minimum usage fees of $15 million, $12 million and $9 million, respectively, during each of the first three six-month periods of the agreement and $12 million during the 12-month period commencing February 1998. Phoenix's current agreement with Frontier expires in March 1998 and requires Phoenix to pay minimum monthly usage fees of $1 million for domestic calls (before discounts) and $200,000 for international calls (after discounts). Phoenix has in certain instances in the past failed to place calling traffic on the networks of vendor carriers sufficient to meet minimum usage requirements. However, in all instances to date where Phoenix has missed a minimum usage requirement and such miss resulted in an obligation to pay a material sum to a vendor carrier, the vendor carrier has waived the obligation or Phoenix has been reimbursed by a third party for the amount of such material sum. Although Phoenix expects to be able to meet its minimum usage requirements going forward, the minimum usage requirements may, depending upon traffic volume, reduce the benefit to Phoenix of the availability of Midcom's planned switch network (if the Midcom Merger is consummated) until the minimum requirements decrease per the terms of the agreements or the agreements expire. In addition, Midcom has minimum volume commitments with its vendor carriers that may also reduce the benefit to the combined entity following consummation of the Midcom Merger of Midcom's planned switch network.



         Phoenix and Midcom are dependent on their facilities-based carriers and other vendors to provide them promptly with the detailed information on which Phoenix and Midcom respectively base customer billings. Any failure of such carriers or vendors to provide accurate information on a timely basis could have a material adverse effect on Phoenix's (or the combined entity's) ability to recover charges from its customers.

         CUSTOMER ATTRITION. The long distance industry is characterized by a high level of customer attrition. Customer attrition is measured by the number of customers who utilize a provider's service in a given month and do not utilize that provider's service in the next succeeding month. Phoenix believes its and Midcom's attrition rates are comparable to the attrition rates of long distance providers of comparable size. Attrition in the long distance telecommunications industry is generally attributable to a number of factors, including (i) marketing initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash and other forms of customer "win back" initiatives and other customer acquisition programs and (ii) termination of service for non-payment. Although part of Phoenix's operating strategy is to reduce customer attrition, there can be no assurance that Phoenix (or the combined entity following the Midcom Merger) will be successful in this regard. An increase in such customer attrition rate could have a material adverse effect on the business, financial condition and results of operations of Phoenix or such combined entity.



         REGULATORY AND LEGISLATIVE UNCERTAINTY. Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, both positive and negative effects on Phoenix and Midcom and their ability to compete (individually or together). Phoenix and Midcom are subject to regulation by the Federal Communications Commission (the "FCC") and by various state Public Utilities Commissions ("PUCs") as nondominant IXCs and are required to file tariffs or obtain other approvals in most of the states in which they operate. It is expected that the combined entity would be subject to similar regulation following consummation of the Midcom Merger.



         The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. Neither the FCC nor the state PUCs currently regulate Phoenix's or Midcom's profit levels, but they often reserve the authority to do so. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on Phoenix (or the combined entity if the Midcom Merger is consummated) or that regulators or third parties will not raise material issues with regard to its compliance with applicable laws and regulations.



         IXCs such as Phoenix have historically been required to file tariffs specifying the rates, terms and conditions of their interstate and international services with the FCC. On October 31, 1996, the FCC released an order which, among other things, requires all nondominant IXCs to cancel their currently-filed tariffs for interstate domestic services within nine months of the effective date of the order and prohibits such tariff filings in the future. Although information regarding the larger carriers' rate plans is expected to continue to be available through other means, the elimination of the tariff requirement may make smaller IXCs' pricing policies more difficult to benchmark against the rates of the larger IXCs. Additionally, the elimination of tariff filings may result in the need for smaller IXCs to formulate and execute bilateral agreements with their customers, give notice to customers of any change in rates, terms and conditions of service, and otherwise increase administrative costs. The absence of an FCC tariff filing requirement may also result in consumers being able to pursue remedies for disputes under state consumer protection and contract laws in a manner currently precluded by the FCC's "filed-rate" doctrine.



         On October 15, 1996, a Federal appeals court issued a stay of effectiveness of certain regulations adopted by the FCC in August 1996 regarding the prices that an incumbent LEC may charge incoming competitors for interconnection, unbundled access to network elements, and resale of LEC services. The stay had been sought by RBOCs, GTE and state regulatory commissions as part of ongoing litigation challenging the regulations issued by the FCC pursuant to the 1996 Act to implement competition in local exchange markets. The stay will remain in effect until the case is decided by the court. The effect of the stay is to create an ambiguity of authority and further regulatory uncertainty concerning the rules that will apply to the pricing policies of the incumbent LECs. In the absence of effective FCC rules, the state PUCs, through the details of their implementation of competition in their local exchange markets, may produce results that are inconsistent with the FCC's uniform national model. The impact of this litigation on Phoenix's and Midcom's plans to offer local dial tone service, or what further actions the FCC may take in response to the ultimate outcome of the case, cannot be predicted.



         TECHNOLOGICAL CHANGE. The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. Phoenix believes that its, and, following the Midcom Merger, the combined entity's, future success will depend on their ability to anticipate such changes and to offer market responsive services that meet these evolving industry standards on a timely basis. The effect of technological change upon their businesses cannot be predicted and there can be no assurance that they will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services to satisfy an expanded range of customer needs.



         DEPENDENCE ON KEY PERSONNEL. Phoenix believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. Among others, the loss of Wallace M. Hammond, Phoenix's President and Chief Executive Officer or Jon Beizer, Phoenix's Senior Vice President, could have a material adverse effect on Phoenix. Phoenix believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although Phoenix expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that Phoenix will be able to do so. In addition, because Phoenix may acquire one or more businesses in the future, Phoenix's success will be in part dependent upon its ability to retain and integrate into its own operations personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business.



         If the Midcom Merger is consummated, the combined entity's ability to implement its operating strategy will be highly dependent upon its ability to retain a qualified senior management team. Such entity's management team likely will be comprised of a combination of the management of Phoenix and the management of Midcom. In addition to the key personnel named in the preceding paragraph, the loss of William H. Oberlin, Midcom's current President and Chief Executive Officer, or the other key members of Midcom's management team, could have a material adverse effect on the combined entity's business, financial condition and results of operations.



         CONTROL BY OFFICERS AND DIRECTORS. As of December 31, 1996, Phoenix's executive officers and directors beneficially owned or controlled approximately 25.6% of the outstanding shares of Phoenix's Common Stock, on a fully diluted basis (assuming full conversion of preferred stock). The votes represented by the shares beneficially owned or controlled by Phoenix's executive officers and directors could, if they were cast together, potentially control the election of a majority of Phoenix's directors and the outcome of most corporate actions requiring stockholder approval.



         As of December 31, 1996, Midcom's executive officers and directors beneficially owned or controlled approximately 40.0% of the outstanding shares of Midcom's common stock. Accordingly, consummation of the Midcom Merger could result in additional concentration of voting power in executive officers and directors of the combined entity.



         Investors who purchase Phoenix's Common Stock may be subject to certain risks due to the concentrated ownership of Phoenix's Common Stock (or of the combined entity following the Midcom Merger). Such risks include: (i) the shares beneficially owned or controlled by executive officers and directors could, if they were cast together, approve, delay, defer or prevent a change in control, such as an unsolicited takeover, which might be beneficial to the stockholders, and (ii) due to the substantial ownership or control of outstanding shares by such executive officers and directors and the potential adverse impact of such substantial ownership or control on a change in control, it is less likely that the prevailing market price of the outstanding shares of Phoenix's Common Stock (or the common stock of the combined entity following the Midcom Merger) will reflect a "premium for control" than would be the case if ownership of the outstanding shares were less concentrated.



         SPECIAL RISKS ASSOCIATED WITH MIDCOM MERGER. Substantially all of the risks detailed above will be applicable to the combined entity following consummation of the Midcom Merger. Stockholders of Phoenix are cautioned that there are certain additional risks applicable to Midcom that are not presently applicable to Phoenix, but to which the combined entity will be subject as a result of or following the Midcom Merger.



         Midcom has experienced significant losses since its inception. Net losses for 1994, 1995 and 1996 were approximately $3.0 million, $33.4 million and $97.3 million, respectively. Midcom has reported that the execution of its restructuring, network and marketing strategy will require it to substantially increase its investment in sales, marketing, capital equipment, systems development and other areas. Midcom has also reported that a substantial portion of these expenditures will be made before it realizes a significant increase in revenue or an improvement in gross margin. It is therefore expected that, during at least the first three quarters of 1997, Midcom's operating costs will increase both in actual dollars and as a percentage of revenue and net losses will continue. If Midcom continues to incur net losses, the value of the Midcom common stock to be received by Phoenix stockholders in the Midcom Merger could be materially adversely affected.



         A central part of Midcom's stated operating strategy is to deploy dedicated switches to route its call traffic, resulting in a reduction in overall line costs. Midcom's ability to implement its network strategy may be impaired by technical, operational or other difficulties encountered in the installation or operation of such switches.



         Like Phoenix, Midcom purchases bulk capacity from facilities-based carriers on a bundled basis for the substantial majority of its long distance service requirements, and likely will continue to do so for the foreseeable future until it has successfully deployed its planned switches, and even thereafter with respect to that portion of its traffic that such switches will not be able to route. Midcom has entered into vendor carrier contracts with numerous facilities-based carriers to supply such requirements. Such contracts generally require that Midcom purchase certain minimum volumes of a variety of long distance services during stated periods whether or not such volumes are used. In the past, Midcom has fallen short of its minimum volume commitments with certain carriers, and Midcom has made substantial payments in respect of such shortfalls. Following the Midcom Merger, the combined entity will be liable both for Phoenix's and Midcom's minimum volume commitments. There can be no assurance that Phoenix and/or Midcom will not incur volume commitment shortfalls in the future or that they will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. Payments in respect of minimum volume commitments are not presently contemplated in Phoenix's or Midcom's capital budgets, and material payments in respect thereof could have a material adverse effect on the business, financial condition and results of operation of the combined entity.



         Further, because Midcom and Phoenix are obligated to fulfill their commitments to vendor carriers by purchasing at predetermined rates, the combined entity could be adversely affected if its vendor carriers were to make lower rates available to its competitors without a corresponding reduction in combined entity's rates, or if its vendor carriers failed to adjust their overall pricing in response to price reductions by other major carriers.



         Midcom has outstanding $97.7 million aggregate principal amount of 8 1/4% Convertible Subordinated Notes ("Notes"). Such Notes will mature on August 15, 2003, and interest thereon is due semi-annually on February 15 and August 15 of each year, in the aggregate amount of approximately $4.0 million for each payment. Following the Midcom Merger, the combined entity will be responsible for the payment thereof, in addition to payment of all other indebtedness of either Phoenix or Midcom existing at the time of the Midcom Merger. Accordingly, the combined entity will be highly leveraged. The combined entity's ability to make scheduled payments of the principal of, or interest on, its indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors, many of which will be beyond its control.



         In the event of a change of control, each holder of Notes has the right to require that Midcom (or, following the Midcom Merger, the combined entity) repurchase the Notes in whole or in part at a redemption price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of repurchase. Although the Midcom Merger does not constitute such a change of control, if a change of control were to occur, there can be no assurance that the combined entity would have sufficient funds to pay such redemption price for all Notes tendered by the holders thereof. If the combined entity were required to pay such redemption price, such payment could have a material adverse effect on its liquidity, results of operations and financial condition. Moreover, such repurchase obligation could have the effect of delaying, deferring or preventing a change of control and could limit the price that certain investors might be willing to pay in the future for the combined entity's common stock.



         Midcom, its Vice Chairman of the Board of Directors and largest shareholder, its former President, Chief Executive Officer and director, and its former Chief Financial Officer are named as defendants in a securities action filed in the U.S. District Court for the Western District of Washington (the "Complaint"). The Complaint was filed on behalf of a class of purchasers of Midcom's common stock during the period beginning on July 6, 1995, the date of Midcom's initial public offering, and ending on March 4, 1996 (the "Class Period"). In April 1997, the Board of Directors of Midcom unanimously approved the terms of a settlement of all claims against Midcom and all of the individual defendants. The settlement, which is subject to Court approval and which admits no liability or fault, provides for the payment of $1.0 million in cash by Midcom's insurance carrier, and the issuance of approximately 420,000 shares of Midcom's common stock, subject to adjustments depending upon the fair market value of the stock on the date that the settlement is approved by the Court.



         Midcom was informed in May 1996 that the SEC was conducting an informal inquiry regarding Midcom. In May 1997, Midcom learned that a formal order of investigation had been entered by the SEC. Midcom believes that the focus of the investigation is on (i) the accuracy of disclosures in certain documents filed by Midcom with the SEC; (ii) whether Midcom had maintained adequate books and records and had adequate internal controls; and (iii) whether records had been falsified. Midcom has voluntarily provided documents requested by the SEC, is in the process of furnishing additional requested documents, and has cooperated with the SEC in scheduling interviews with certain former Midcom personnel. Midcom is unable to predict the ultimate outcome of the investigation. Midcom and certain of its former employees could be subject to civil or criminal sanctions including monetary penalties and injunctive measures. If imposed on Midcom, such penalties and injunctive measures could have a material adverse effect on Midcom's business, financial condition and results of operation and, following consummation of the Midcom Merger, the combined entity.



         On August 19, 1996, Midcom was served with a complaint filed in the U.S. District Court for the Eastern District of Michigan by Frontier Corporation ("Frontier"). The complaint named as defendants Midcom and eleven individuals, all of whom are former employees of Frontier who resigned their positions with Frontier. Frontier has recently agreed to dismiss all of the individual defendants in the case except William H. Oberlin, Midcom's President and CEO and it dropped certain of its causes of action against Midcom. The surviving claims are that: (i) Mr. Oberlin breached fiduciary duties as a former employee and officer of Frontier and breached obligations under an employment agreement with Frontier, (ii) Midcom is in violation of a non-disclosure agreement between Frontier and Midcom by virtue of its alleged use of confidential information of Frontier obtained through employees hired from Frontier and otherwise; (iii) Midcom aided and abetted Mr. Oberlin's alleged breaches of fiduciary duties and (iv) Midcom and Mr. Oberlin tortuously interfered in Frontier's contractual relationships with various Frontier employees and contractors. The complaint seeks: (i) that the defendants be preliminary and permanently enjoined from breaching their respective agreements with Frontier; (ii) that Midcom be enjoined from aiding and abetting certain alleged breaches of fiduciary duties; (iii) an order that Midcom hold all profits which it earns as a result of its hiring of the individual defendant and other Frontier employees as constructive trustees for the benefit of Frontier; (iv) an accounting of all profits realized by Midcom as a result of its hiring of the defendant and other Frontier employees; (v) a declaratory judgment on its various claims; (vi) damages in an unspecified amount; (vii) Frontier's costs, including reasonable attorney's fees, incurred in bringing the action; and (viii) other appropriate relief. Midcom has recently filed a motion to dismiss the action and it awaits a hearing on this motion. Midcom intends to continue to defend this action and seek dismissal of all remaining claims.



         An affiliate of Frontier has also filed a complaint in the same U.S. Federal District Court claiming $515,000 for unpaid amounts under a supply agreement. Midcom believes this claim to be without substantial merit and is vigorously defending it. Frontier has filed a motion to transfer the case to the FCC as a matter of primary jurisdiction. Midcom has filed a motion to dismiss and it awaits a hearing on the matter and has opposed a transfer of the case to the FCC because there is no technical issue that its present court is not capable of answering.



         In September and December 1995, Midcom purchased two significant customer bases from Cherry Communications. The first transaction ("Cherry I") provided for the purchase of long distance customer accounts having monthly revenue for the three months preceding the date of closing of $2.0 million, net of taxes, customer credits and bad debt. The second transaction ("Cherry II") provided for the purchase of long distance customer accounts having monthly revenue which were to average $2.0 million per month over the 12 months following the transaction, net of taxes, customer credits and bad debt. The purchase price payable with respect to Cherry I was a total of $10.5 million, of which $5.5 million was paid in cash and the balance was paid by the delivery of 317,460 shares of Midcom common stock (subject to a possible increase in such number based on the future value of the Midcom common stock), of which 126, 984 shares are held in escrow to be applied to indemnify claims or to cover shortfalls in revenue from the $2.0 million monthly average. The purchase price for Cherry II was $18.0 million, of which $7.0 million has been paid in cash. Additional installments of $3.4 million were due in February, March and April of 1996, of which $400,000 of each installment was to be placed in an escrow account for satisfaction of indemnity claims or to cover shortfalls in revenue from the $2.0 million monthly average. The parties later agreed that Midcom could pay up to $9.0 million of the Cherry II payments either in cash or by delivery of shares of Midcom common stock. Separately, Midcom also agreed to pay Cherry Communications for servicing customer accounts on behalf of Midcom. The acquired customer bases have not generated the required minimum revenue levels and Cherry Communications has failed to remit to Midcom collections received by Cherry Communications from a portion of the acquired customers. Accordingly, Midcom has withheld the final three installment payments for Cherry II (a total of $9.0 million excluding escrowed sums), payment of invoices for carrier service for the acquired basis (up to $11.0 million) and accrued customer service charges of $840,000. Negotiations between Cherry Communications and Midcom failed to produce a settlement of these disputes.



         Cherry Communications filed a lawsuit against Midcom in the United States District Court for the Northern District of Illinois, Eastern Division. In its First Amended Complaint filed on July 18, 1996, Cherry Communications seeks recovery of (i) approximately $7.2 million plus interest and attorneys' fees alleged to be due and owing under a Rebiller/Reseller Agreement for Switched Services between Cherry Communication and Midcom, (ii) approximately $9.0 million plus interest and attorney's fees alleged to be due and owing under the November 1, 1995 Customer Base Purchase and Sale Agreement between Cherry Communications and Midcom (the "Cherry II Agreement"), and a Promissory Note executed in connection with the Cherry II Agreement, (iii) customer service charges of $840,000. It is the position of Midcom that Cherry Communications has breached its obligations under the Cherry I Agreement and the Cherry II Agreement by among other breaches (i) failing to sell MIDCOM customer bases having the average monthly revenues required by the customer base agreements, and (ii) failing to remit to MIDCOM monies collected from the customer accounts. It is also the position of Midcom that, as a result of Cherry Communication's breaches of the Cherry I Agreement and the Cherry II Agreement, as amended by certain addenda, that Midcom has offsets and counterclaims against Cherry Communications in excess of the sums it has withheld from Cherry Communications. Midcom is attempting to negotiate a resolution of the disputes. In the event that a settlement is not reached, Midcom intends to vigorously defend the lawsuit filed by Cherry Communications. However, Midcom is unable to predict the outcome of this lawsuit. As a result of this litigation, as of September 1, 1996, Midcom discontinued booking revenue generated by the customer bases purchased from Cherry Communications.



         Discom Corporation ("Discom"), a former distributor of Midcom, in an arbitration proceeding in New York against Midcom has filed to increase the amount of its claim against Midcom to approximately $8.0 million purportedly based upon a lost profit and damage analysis of its expert. Midcom has not yet had an opportunity to depose Discom's expert, but preliminary indications are that the evaluation is seriously flawed and that Midcom's own expert testimony will more accurately reflect the maximum possible damage claim of $250,000 to $500,000, which amount has been escrowed by Midcom. Midcom disputes that any amounts are owed to Discom and it is vigorously defending the case.
Arbitration dates are scheduled in August, September and October 1997 with a decision by the arbitration panel expected near year end.



         Midcom is also party to other routine litigation incidental to its business and to which its property is subject. Midcom's management believes that the ultimate resolution of such matters will not have a material adverse effect on Midcom's business, financial condition or results of operations.



         Although Midcom intends to defend its existing litigation and other disputes vigorously, it is unable to predict the nature or timing of any resolution of such matters. If Midcom, or the combined entity following consummation of the Midcom Merger, is determined to be liable for, or otherwise agrees to settle or compromise, any claim, it would most likely be required to make a payment in the form of cash, indebtedness or equity securities. Depending on the size, type and timing of any such payment, it could materially impair Midcom's (or the combined entity's) limited capital resources or significantly dilute its stockholders. In addition, such litigation, investigations and disputes could result in substantial legal costs to Midcom and divert management's attention from the other business affairs of Midcom (or the combined entity) for substantial periods of time.



         The Midcom Merger is subject to numerous conditions precedent, including the following:

         1. Midcom shall have raised and received at or before the closing of the Midcom Merger at least $20 million of debt and/or equity capital on terms reasonably acceptable to Phoenix and Midcom;



         2. The average closing bid price per share of Midcom common stock for the ten trading days prior to the closing shall not be less than $5.75 nor more than $11.75;



         3. Each of Phoenix and Midcom shall have obtained fairness opinions prior to the closing of the Midcom Merger concluding that the Midcom Merger is fair from a financial point of view to such party and its stockholders; and



         4. Regulatory and stockholder approvals, and other conditions set forth in the definitive agreement governing the Midcom Merger.



         MARKET OVERHANG. As part of this offering, the Selling Stockholders may sell up to 4,500,000 Shares, which represents approximately 13% of Phoenix's total outstanding shares of Common Stock. The registration of these Shares will have the immediate effect of increasing the public float of Phoenix's stock. Such increase may cause the market price of Phoenix's Common Stock to decline or fluctuate significantly.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Shares offered hereby although the Company will receive a total of $225,000 for these Shares if JNC Opportunity Fund Ltd. ("JNC"), Wharton Capital Partners, Ltd. ("Wharton") and Keith A. Rhodes ("Rhodes") exercise their warrants to acquire 75,000, 30,000 and 7,500 Shares, respectively, at an exercise price of $2.00 per share. The proceeds, if any, from the exercise of the warrants will be added to the Company's working capital. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

         JNC was issued 125,000 shares of the Company's Series I Convertible Preferred Stock (the "Series I Preferred Stock")and a warrant to acquire 45,000 Shares on July 17, 1997 and a warrant to acquire 30,000 shares on July 23, 1997. Wharton received a warrant to acquire 19,000 Shares on July 17, 1997 and a warrant to acquire 11,000 Shares on July 23, 1997 in partial payment of financial advisory services to the Company. Rhodes received a warrant to acquire 3,500 Shares on July 17, 1997 and a warrant to acquire 4,000 Shares on July 23, 1997 in partial payment of financial advisory services to the Company. JNC, Wharton and Rhodes are collectively referred to as the Selling Stockholders. The Selling Stockholders were issued securities, for which the Shares covered by this Prospectus are issuable, in a series of private placements as summarized below:


                 Of the 4,500,000 Shares being registered: (i) an estimated 4,387,500 Shares will be issuable to JNC, subject to certain limitations, upon the conversion of 125,000 shares of Series I Preferred Stock issued to JNC in a private placement; (ii) 75,000 Shares will be issuable to JNC, 30,000 Shares will be issuable to Wharton and 7,500 Shares will be issuable to Rhodes upon the exercise of warrants issued to JNC (the "JNC Warrant"), Wharton (the "Wharton Warrant") and Rhodes (the "Rhodes Warrant"). The number of Shares covered by this Prospectus relating to JNC has been estimated to be the maximum number of Shares issuable upon conversion of the Series I Preferred Stock without partial redemption of the Series I Preferred Stock or other specified events.


         In each case, the issuance of securities by Phoenix to the Selling Stockholders was undertaken pursuant to Section 4(2) of the Securities Act.

         In addition, in connection with the private placement of the Series I Preferred Stock described above, the Company and JNC entered into a registration rights agreement (the "Registration Rights Agreement") providing, among other things, for the registration of the Shares issuable upon conversion of the Series I Preferred Stock. The JNC Warrant, the Wharton Warrant and the Rhodes Warrant provide for registration rights relating to the Shares underlying such warrants on substantially the same terms as the Registration Rights Agreement.

         The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of them as of September 3, 1997, the number of Shares which may be offered pursuant to this Prospectus and the number of shares of Common Stock owned beneficially after this offering assuming the sale of all of the Shares. This information is based upon information provided by the Selling Stockholders. Except as provided below, the Selling Stockholders have not held any positions or offices with, been employed by, or otherwise had a material relationship with, the Company or any of its predecessors or affiliates since August 1, 1994.



                                                                                                SHARES BENEFICIALLY
                                                                                                     OWNED AFTER
                                       SHARES BENEFICIALLY           SHARES                        OFFERING(1)(2)
                                         OWNED PRIOR TO              BEING                 -----------------------------
NAME                                      OFFERING(1)                OFFERED(2)            NUMBER                PERCENT(3)
-----                                -------------------------       ----------            ------                ----------
JNC Opportunity Fund, Ltd.                  5,509,229(4)             4,462,500             1,046,729             3.5%
Wharton Capital Partners, Ltd.                 80,000(5)                30,000                30,000             0
Keith A. Rhodes                                17,500(6)                 7,500                 7,500             0



*        Less than one percent

(1) Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

(2)      Assumes the sale of all shares offered hereby.


(3) Applicable percentage of ownership is based on 29,852,678 shares of Common Stock outstanding on September 8, 1997.



(4) Includes (i) an estimated maximum of 4,387,500 shares issuable upon conversion of 125,000 shares of Series I Preferred Stock, (ii) 75,000 shares issuable upon exercise of the JNC Warrant and (iii) 1,046,729 shares issuable upon conversion of 56,000 shares of Series G Preferred Stock.


         The Company issued 125,000 shares of Series I Preferred Stock to JNC. The Series I Preferred Stock provides for conversion into Shares on the basis of a floating conversion ratio tied to a percentage of the market price of the Company's Common Stock. The stated value of $20 per share of each share of Series I Preferred Stock is convertible into shares of the Company's Common Stock at any time at the lower of
         (i) the fixed price conversion of $1.875 and (ii) a 17% discount to the average of the lowest five closing bid prices during the ten trading days immediately preceding a conversion, subject to adjustment under certain circumstances. In addition, all dividends payable with regards to the Series I Preferred Stock are payable in Shares of the Company at the lower of (i) and (ii) above. The Company may not issue Shares either in payment of dividends on the Series I Preferred Stock or in conversion of the Series I Preferred Stock if any such issuance would result in the recipient thereof beneficially owning more than 4.9% of the issued and outstanding shares of the Company's Common Stock. In the event that the conversion price would result in the issuance of Shares equal to or in excess of 20% of the number of shares of the Company's Common Stock outstanding on July 17, 1997 (the "Maximum Issuable Shares") upon conversion of the Series I Preferred Stock, the Company shall issue the Maximum Issuable Shares and, at JNC's election, shall: (a) obtain stockholder approval of such issuance or (b) redeem a portion of the Series I Preferred Stock in order to issue not more than the Maximum Issuable Shares. In the event that the Company is unsuccessful in obtaining stockholder approval or in effecting a partial redemption, the Company is subject to the payment of interest on the redemption price payable pursuant to (b) above at a rate of 15% per annum until such redemption price and any accrued interest thereon is paid in full.


         JNC owns, as of September 3, 1997, 56,000 shares of Series G Preferred Stock. The Series G Preferred Stock provides for conversion into Shares on the basis of a floating conversion ratio tied to a percentage of the market price of the Company's Common Stock. The stated value of $20 per share of each share of Series G Preferred Stock is convertible into shares of the Company's Common Stock at any time at the lower of (i) the fixed price conversion of $2.45 and (ii) a 20% discount to the five day average closing bid price prior to the conversion date, subject to adjustment under certain circumstances. In addition, all dividends payable with regards to the Series G Preferred Stock are payable in Shares of the Company at the lower of (i) and
         (ii) above. The Company may not issue Shares either in payment of dividends on the Series G Preferred Stock or in conversion of the Series G Preferred Stock if any such issuance would result in the recipient thereof beneficially owning more than 4.9% of the issued and outstanding shares of the Company's Common Stock. In the event that the conversion price would result in the issuance of Shares equal to or in excess of 20% of the number of shares of the Company's Common Stock outstanding on April 4, 1997 (the "Maximum Issuable Shares") upon conversion of the Series G Preferred Stock, the Company shall issue the Maximum Issuable Shares and, at JNC's election, shall: (a) obtain stockholder approval of such issuance or (b) redeem a portion of the Series G Preferred Stock in order to issue not more than the Maximum Issuable Shares. In the event that the Company is unsuccessful in obtaining stockholder approval or in effecting a partial redemption, the Company is subject to the payment of interest on the redemption price payable pursuant to (b) above at a rate of 15% per annum until such redemption price and any accrued interest thereon is paid in full.
(5) Represents (i) 30,0000 shares issuable upon exercise of the Wharton Warrant and (ii) 50,000 shares issuable upon exercise of a warrant owned by Wharton.
(6) Represents (i) 7,500 shares issuable upon exercise of the Rhodes Warrant and (ii) 10,000 shares issuable upon exercise of a warrant owned by Rhodes.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being offered directly by the Selling Stockholders. The Company will receive no proceeds from the sale of any of the Shares. The sale of the Shares may be effected by the Selling Stockholders from time to time in transactions, including block transactions, on the American Stock Exchange, in negotiated transactions or otherwise, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). From time to time the Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. Further, except as set forth herein, the Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time, which may have a depressive effect on the market price of the Common Stock. The Selling Stockholders may also pledge Shares as collateral for margin accounts, and such Shares could be resold pursuant to the terms of such accounts.

         At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or discounts allowed or reallowed or paid to dealers.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

         Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to his Prospectus.

         There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

         The Company has agreed to indemnify the Selling Stockholders against certain civil liabilities, including certain liabilities under the Securities Act, in connection with the sale of the Shares.

                                 LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Slivka Robinson Waters & O'Dorisio, P.C., Denver, Colorado. A shareholder of such firm serves as Secretary of the Company.

                                    EXPERTS

         The audited consolidated financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, which are included in the Company's Annual Report on Form 10-K and the audited consolidated financial statements and supplemental consolidated financial statements of the Company, and the consolidated financial statements of AmeriConnect, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which are included in the Company's Form 8-K dated January 23, 1997, have been incorporated herein by reference in reliance on the reports of Grant Thornton LLP, independent certified public accountants upon the authority of said firm as experts in accounting and auditing.

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Certain Documents by
   Reference  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Forward-Looking Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20







                                4,500,000 SHARES





                             PHOENIX NETWORK, INC.



                                  COMMON STOCK





                                  PROSPECTUS






                               SEPTEMBER 12, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,435
Legal expenses*   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,000
Accounting fees and expenses* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,000
Miscellaneous*  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,000
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $13,435

-------------------------------
* Estimated

         The Selling Stockholders will bear their own legal fees, sales commissions and related sales expenses in connection with this offering, but will not bear any of expenses listed above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article VI of the Registrant's Certificate of Incorporation ("Article VI") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article VI eliminates the personal liability of the Registrant's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article VI does not eliminate director liability: (i) for breaches of the duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which a director derives an improper personal benefit; and
(iv) under Section 174 of the Delaware General Corporation Law ("Section 174").
Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article VI protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article VI have no effect on claims arising under the federal securities laws.

         With certain limitations, Article XI of the Registrant's By-Laws ("By-Laws Article XI") provides for indemnification of any of the Registrant's past, present and future officers and directors against liabilities and reasonable expenses incurred in any criminal or civil action by reason of such person's being or having been an officer or director of the Registrant or of any other corporation which such person serves as such at the request of the Registrant. Indemnification under By-Laws Article XI is limited to officers and directors who have acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant. Any questions regarding whether the officer or director has met the required standards of conduct are to be answered by (i) a majority of disinterested directors, or
(ii) a written opinion of independent legal counsel selected by the Board. Indemnification rights under By-Laws Article XI are non-exclusive. In the event of an officer's or director's death, such person's indemnification rights shall extend to his or her heirs and legal representatives. Rights under By-Laws Article XI are separable, and if any part of that section is determined to be invalid for any reason, all other parts remain in effect.

         Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

ITEM 16.  EXHIBITS

         The list of exhibits is incorporated herein by reference to the Index to Exhibits immediately preceding the Exhibits to this Registration Statement.

ITEM 17. UNDERTAKINGS

         1.  The undersigned Registrant hereby undertakes:

                 (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

                          Provided, however, that paragraphs (a)(i) and (a)(ii)
                 do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the issuer pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

                 (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                 (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on September 12, 1997.



                                     PHOENIX NETWORK, INC.



                                     By:    /s/ Wallace M. Hammond
                                        ---------------------------------------
                                                 Wallace M. Hammond
                                         President and Chief Executive Officer







         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 12, 1997.




         Signature                                          Title
         ---------                                          -----
  /s/ Wallace M. Hammond                                  President, Chief Executive Officer
------------------------------------------------          and Director
  Wallace M. Hammond                                      (Principal Executive Officer)




 /s/ Jon Beizer                                           Senior Vice President and Chief
------------------------------------------------          Financial Officer
 Jon Beizer                                               (Principal Financial and Accounting Officer)

  /s/ Thomas H. Bell*                                     Director
------------------------------------------------
  Thomas H. Bell


  /s/ James W. Gallaway*                                  Director
------------------------------------------------
  James W. Gallaway


  /s/ Merrill L. Magowan*                                 Director
------------------------------------------------
  Merrill L. Magowan



  /s/ Charles C. McGettigan*                              Director
------------------------------------------------
  Charles C. McGettigan



                                                          Director
------------------------------------------------
  David Singleton



                                                          Director
------------------------------------------------
  Max E. Thornhill




-----------
* Signed by Wallace M. Hammond pursuant to a power of attorney that was previously filed.

By: /s/ Wallace M. Hammond
   ---------------------------------------------
   Wallace M. Hammond
   Attorney-in-fact

                                EXHIBIT INDEX


EXHIBIT
NO.      DESCRIPTION
---      -----------
4.1      Certificate of Incorporation of the Registrant as amended to date.*
4.2      Bylaws of the Registrant filed as an exhibit to the Registrant's Registration Statement on Form S-3 filed
         January 31, 1997, and amended on Form S-3/A on February 12, 1997 (Registration No. 333-20923) is hereby incorporated by reference.
4.3      Convertible Preferred Stock Purchase Agreement between the Registrant and JNC Opportunity Fund Ltd., dated as of July 17, 1997.
4.4      Registration Rights Agreement between the Registrant and JNC Opportunity Fund Ltd., dated as of July 17, 1997.
5.1      Opinion of Slivka Robinson Waters & O'Dorisio, P.C.
23.1     Consent of Slivka Robinson Waters & O'Dorisio, P.C. (contained in Exhibit 5.1)
23.2     Consent of Grant Thornton LLP
24.1     Power of Attorney*



------------------------

*  Previously filed.